DIRECT DIAL

(650) 470-4530

EMAIL ADDRESS

KENTON.KING@SKADDEN.COM

May 15, 2013

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Tessera Technologies, Inc.

DEFA14A filed May 13, 2013

Report of Institutional Shareholder Services

File No. 0-50460

Dear Ms. Chalk:

On behalf of our client, Tessera Technologies, Inc. (the “Company”), this letter sets forth the Company’s response to the letter dated May 14, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the filing of the Company’s DEFA14A on May 3, 2013, the Staff’s comment letters dated May 7, 2013, May 10, 2013 and May 13, 2013, the Company’s response letters dated May 8, 2013 and May 13, 2013, the multiple telephone conversations between Skadden, Arps, Slate, Meagher & Flom LLP and the Staff, the filing of the Company’s DEFA14A on May 13, 2013 and the report of Institutional Shareholder Services (“ISS”) cited in the May 13, 2013 DEFA14A filing referenced above.

In response to the Staff’s concerns over stockholder confusion with respect to the voting process, the risk of voter disenfranchisement and the mistake in the ISS report, the Company provided supplemental disclosure in a DEFA14A filed today with the Commission, a courtesy copy of which is attached for your convenience.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 15, 2013

As we discussed on our call on May 14, 2013, we are not aware of any representative of the Company having made any statements to ISS that would have led ISS to make the statements on page 4 of the report referred to in your letter, but we are in the process of gathering the information requested by the Staff and will respond as soon as we have completed that work. As the Staff is aware, ISS is not our agent, we do not control their work product and we were not provided with an opportunity to review or approve the report before it was issued.

We appreciate the time and attention you have given to these matters.

Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4530 or via e-mail at Kenton.King@skadden.com.

Sincerely,

/s/ Kenton J. King

Kenton J. King

cc:	Bernard Cassidy, Esq.

Tessera Technologies, Inc.